SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
ZI CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
988918108
(CUSIP Number)
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Telephone: (781) 565-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 26, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this filing on Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or or 13d-1(g), check the following box ☐.

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1	NAMES OF REPORTING PERSONS: Nuance Communications, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 94-3156479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,664,098[1] Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,665,098 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.8%[2]

14	TYPE OF REPORTING PERSON

CO
1 1,946,090 Common Shares of Zi (as defined below) are subject to voting support agreements entered into between Nuance (as defined below) and certain shareholders of Zi (discussed in Items 3 and 4) and 18,718,008 Common Shares of Zi are subject to a voting support agreement entered into by and among Nuance, the Trustee (as defined below) and the Receiver (as defined below) (discussed in Items 3 and 4). The information in this Statement (as defined below) regarding beneficial ownership of Common Shares of Zi, other than the 1,000 Common Shares as to which Nuance has sole voting and dispositive power, is based entirely upon information provided by Zi to Nuance.

[2] Nuance has relied on the Schedule 14D-9 filed by Zi on December 11, 2008 to calculate the percentage of outstanding Common Shares it beneficially owns.

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Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the common shares, no par value, (the “Common Shares”) of Zi Corporation (“Zi”). The principal executive office of Zi is located at Suite 2100, 840 — 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2.
Item 2. Identity and Background.
     This Statement is being filed on behalf of Nuance Communications, Inc., a Delaware corporation (“Nuance”). Nuance is a leading provider of speech-based solutions for businesses and consumers worldwide. The principle executive office of Nuance is located at 1 Wayside Road in Burlington, MA, 01803.
     Set forth on Schedule A hereto is the following information: (i) the name of each of the executive officers and directors of Nuance, (ii) the residence or business address of each of the directors of Nuance, and (iii) the present principal occupation or employment, if any, of each of the executive officers and directors of Nuance, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive officers of Nuance is the same as the address of Nuance’s principal business.
     Neither Nuance nor, to the knowledge of Nuance, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
     To the knowledge of Nuance, each of the individuals set forth on Schedule A hereto is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     As an inducement for Nuance to enter into the Arrangement Agreement described in Item 4 below and in consideration thereof, the directors and certain of the executive officers of Zi (collectively, the “Shareholders”) entered into voting support agreements with Nuance

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(collectively, the “Shareholder Voting Agreements”) (see Item 4). In addition, the Shareholders have granted Garrison Smith and Thomas Beaudoin (collectively, the “Attorneys”), and each individually, an irrevocable proxy with respect to the Common Shares of Zi covered by the Shareholder Voting Agreements. Nuance did not pay any additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Voting Agreements.
     As further inducement for Nuance to enter into the Arrangement Agreement and in consideration thereof, Marty Steinberg, the court appointed receiver (the “Receiver”) of Lancer Management Group, LLC, Lancer Management Group II, LLC (“LMG II”), Lancer Offshore, Inc. (“Lancer Offshore”), Omnifund, Ltd. (“Omnifund”), LSPV, Inc., LSPV, LLC (“LSPV-LLC”), CLR Associates, LLC, G.H. Associates, LLC, and Alpha Omega Group, Inc., and the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”), and Gerald A. McHale, Jr. (the “Trustee”) entered into a voting support agreement with Nuance (the “Trustee Voting Agreement”). Nuance did not pay any additional consideration to the Receiver or the Trustee in connection with the execution and delivery of the Trustee Voting Agreement. The Receiver was appointed to manage the Subject Shares (as defined below) beneficially owned by Lancer Offshore, Omnifund, Lancer Partners, and LSPV-LLC (collectively, the “Lancer Entities”) pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”) in an action titled Securities Exchange Commission v. Michael Lauer, et al. and an order of the United States Bankruptcy Court for the for the Southern District of Florida (the “Bankruptcy Court”) in an action titled In Re: Lancer Partners, Limited Partnership. The Trustee is charged with liquidating the assets of Lancer Partners, LMG II and LSPV-LLC in favor of parties holding claims (as defined in Section 101(5) of the United States Bankruptcy Code) against Lancer Partners who are entitled to receive a distribution under various court orders (collectively, the “Bankruptcy Plan”). Pursuant to the Bankruptcy Plan, the Receiver has agreed to transfer the Subject Shares owned by Lancer Partners, LMG II and LSPV-LLC to the Trustee (the “Trustee Transfer”).
     References to, and descriptions of, the Acquisition (as defined below), the Arrangement Agreement, the Shareholder Voting Agreements, and the Trustee Voting Agreement (together with the Shareholder Voting Agreements, the “Voting Agreements”), as set forth herein, are qualified in their entirety by reference to the copy the Form of Shareholder Voting Agreement included as Exhibit 1 to this Statement, the copy of the Trustee Voting Agreement included as Exhibit 2 to this Statement, and the copy of the Arrangement Agreement included as Exhibit 3 to this Statement, all of which are incorporated by reference herein in their entirety where such references and descriptions appear.
     In addition to the Common Shares covered by the Voting Agreements, Nuance is the beneficial owner of 1,000 additional Common Shares of Zi. The aggregate purchase price of those 1,000 Common Shares was approximately $653.80. Such shares were acquired by Nuance in open market transactions using working capital.
Item 4. Purpose of Transaction.
     (a)-(b) On February 26, 2009, Zi, Nuance, and Nuance Acquisition ULC, an unlimited liability corporation existing under the laws of the Province of Alberta and an indirect wholly owned subsidiary of Nuance (the “Sub”), entered into an Arrangement Agreement (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement and related Plan of Arrangement (the “Plan of Arrangement”), and subject to the approval of Zi’s shareholders and the Court of Queen’s Bench of Alberta, Zi will become a wholly owned subsidiary of the Sub (the “Acquisition”). The aggregate consideration for the Acquisition is approximately $35 million, consisting of approximately

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$17 million in cash and $18 million in shares of Nuance common stock. Upon consummation of the Acquisition, each outstanding Common Share will be converted into the right to receive approximately $0.34 in cash and 0.04 shares of Nuance common stock, subject to certain adjustments3.
     The Voting Agreements were entered into as a condition to the willingness of Nuance to enter into the Arrangement Agreement and to increase the likelihood that the approval of Zi’s shareholders required in connection with the Acquisition will be obtained. Pursuant to the Voting Agreements, Nuance may be deemed to be the beneficial owner of 20,664,098 Common Shares (collectively, the “Subject Shares”).
The Shareholder Voting Agreements
     Pursuant to the Shareholder Voting Agreements, each of the Shareholders has agreed, among other things, to: (i) not, directly, or indirectly, solicit, assist, encourage, or facilitate any inquires or proposals regarding any Acquisition Proposal (as such term is defined in the Arrangement Agreement, as filed as Exhibit 2.1 with the Current Report on Form 8-K filed by Nuance with the U.S. Securities and Exchange Commission on February 27, 2009); (ii) not, directly or indirectly, negotiate or discuss, or provide confidential information with respect to, any Acquisition Proposal; (iii) not, directly or indirectly, accept or enter into, or publicly propose to enter into any letter of intent, agreement, or understanding related to any Acquisition Proposal; (iv) not deposit the Subject Shares owned by such Shareholder to a take-over bid or transaction; (v) not sell, transfer, pledge, encumber or otherwise convey the Subject Shares owned by such Shareholder, or any right or interest therein, to any person; (vi) not grant any proxy or other right to vote the shares that is inconsistent with the terms of such Shareholder Voting Agreement, or enter into any voting trust or other agreement with respect to the right to call meetings of shareholders, or give consents or approvals relating to the Subject Shares owned by such Shareholder; (vii) vote against any proposed action by Zi, its subsidiaries, shareholders, or third parties in respect to any Acquisition Proposal, which might prevent or delay the successful completion of the Plan of Arrangement, or which might reasonably be expected to result in a breach of the Arrangement Agreement by Zi; and (viii) promptly notify and provide Nuance with a copy of every written communication received in connection with any Acquisition Proposal.
     Pursuant to the Shareholder Voting Agreements, each Shareholder has further agreed to: (i) vote or cause to be voted the Subject Shares owned by such Shareholder in favor of any resolution relating to the Plan of Arrangement; (ii) not exercise any rights of dissent provided under law, the Plan of Arrangement or otherwise in connection with any resolution relating to the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement; and (iii) vote or cause to be voted the Subject Shares owned by such Shareholder against any Acquisition Proposal.

[3]	In order to provide Zi shareholders a limited amount of protection against a drop in Nuance’s share price between signing of the Arrangement Agreement and the consummation of the Plan of Arrangement, extra cash consideration (the “Contingent Amount”) will be paid to Zi shareholders if the Nuance share price on the closing date is less than the share price on the signing date. The applicable formula for the Contingent Amount is the lesser of (i) the product of the (x) the equity consideration ($0.35/share price on date of signing) and (y) the absolute value of the share price on the closing date less the share price on the signing date, and (ii) $0.0525.

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     Further, pursuant to the Shareholder Voting Agreements, each Shareholder has irrevocably granted to and appointed the Attorneys, and each of them individually, as such Shareholder’s proxy and attorney-in-fact to vote the Subject Shares owned by such Shareholder in accordance with the terms of such Shareholder Voting Agreement. The rights of the Attorneys are limited to voting such Subject Shares, or granting consent or approval with respect to such Subject Shares: (i) against any proposed action by Zi, its subsidiaries, shareholders, or third parties in respect to any Acquisition Proposal, which might prevent or delay the successful completion of the Plan of Arrangement, or which might reasonably be expected to result in a breach of the Arrangement Agreement by Zi; (ii) in favor of any resolution relating to the Plan of Arrangement; and (iii) against any Acquisition Proposal.
     The Shareholder Voting Agreements terminate automatically upon the earlier to occur of (i) the date on which the Arrangement Agreement shall have been validly terminated pursuant to its terms and (ii) the date on which the Acquisition becomes effective in accordance with the terms and conditions set forth in the Arrangement Agreement, unless earlier terminated in writing pursuant to the terms of the Shareholder Voting Agreements.
The Trustee Voting Agreement
     Although the Trustee Voting Agreement has been signed, it remains limited in its effectiveness until the Receiver and the Trustee receive approval from the District Court and the Bankruptcy Court. Pursuant to the Trustee Voting Agreement, the Receiver and the Trustee have agreed to use their commercially reasonable efforts to secure approval of the Trustee Voting Agreement by the District Court and the Bankruptcy Court. In furtherance of obtaining these approvals, the Receiver and the Trustee have filed motions seeking court approval with the District Court and the Bankruptcy Court.
     Pursuant to the Trustee Voting Agreement, subject to obtaining the requisite court approvals, the Receiver has agreed, among other things, to: (i) not, directly, or indirectly, solicit, assist, encourage, or facilitate any inquires or proposals regarding an Acquisition Proposal; (ii) not, directly or indirectly, negotiate or discuss, or provide confidential information with respect to, any Acquisition Proposal; (iii) not, directly or indirectly, accept or enter into, or publicly propose to enter into any letter of intent, agreement, or understanding related to any Acquisition Proposal; (iv) not deposit the Subject Shares owned by the Receiver to a take-over bid or transaction; (v) with the exception of the Trustee Transfer, not sell, transfer, pledge, encumber or otherwise convey the Subject Shares owned by the Receiver, or any right or interest therein, to any person; (vi) with the exception of the Trustee Transfer, not grant any proxy or other right to vote the Subject Shares owned by the Receiver that is inconsistent with the terms of the Trustee Voting Agreement, or enter into any voting trust or other agreement with respect to the right to vote, call meetings of shareholders, or give consents or approvals regarding the Subject Shares owned by the Receiver; (vii) vote against any proposed action by Zi, its subsidiaries, shareholders, or third parties in respect of any Acquisition Proposal, which might prevent or delay the successful completion of the Plan of Arrangement, or which might reasonably be expected to result in a breach of the Arrangement Agreement by Zi; (viii) promptly notify and provide Nuance with a copy of every written communication received by the Receiver in connection with any Acquisition Proposal; (ix) vote the Subject Shares owned by the Receiver in favor of any resolution to approve the Plan of Arrangement; and (x) not exercise any rights of dissent provided under law, the Plan of Arrangement, or otherwise in connection with any resolution relating to the Plan of Arrangement or any transaction contemplated by the Arrangement Agreement.

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     Pursuant to the Trustee Voting Agreement, subject to obtaining the requisite court approvals and the Trustee Transfer, the Trustee has agreed, among other things, to: (i) not, directly, or indirectly, solicit, assist, encourage, or facilitate any inquires or proposals regarding any Acquisition Proposal; (ii) not, directly or indirectly, negotiate or discuss, or provide confidential information with respect to, any Acquisition Proposal; (iii) not, directly or indirectly, accept or enter into, or publicly propose to enter into any letter of intent, agreement, or understanding related to any Acquisition Proposal; (iv) not deposit the Subject Shares owned by the Trustee to a take-over bid or transaction; (v) not sell, transfer, pledge, encumber or otherwise convey the Subject Shares owned by the Trustee, or any right or interest therein, to any person; (vi) not grant any proxy or other right to vote the Subject Shares owned by the Trustee that is inconsistent with the terms of the Trustee Voting Agreement, or enter into any agreement with respect to the right to vote, call meetings of shareholders, or give consents or approvals regarding the Subject Shares owned by the Trustee; (vii) vote against any proposed action by Zi, its subsidiaries, shareholders, or third parties in respect of any Acquisition Proposal, which might prevent or delay the successful completion of the Plan of Arrangement, or which might reasonably be expected to result in a breach of the Arrangement Agreement by Zi; (viii) promptly notify and provide Nuance with a copy of every written communication received by the Trustee in connection with any Acquisition Proposal; (ix) vote the Subject Shares owned by the Trustee in favor of any resolution to approve the Plan of Arrangement; and (x) not exercise any rights of dissent provided under the law, the Plan of Arrangement, or otherwise in connection with any resolution relating to the Plan of Arrangement or any transaction contemplated by the Arrangement Agreement.
     The Trustee Voting Agreement terminates automatically upon the earlier to occur of (i) the date on which the Arrangement Agreement shall have been validly terminated pursuant to its terms and (ii) the date on which the Acquisition becomes effective in accordance with the terms and conditions set forth in the Arrangement Agreement, unless earlier terminated in writing pursuant to the terms of the Trustee Voting Agreement, including, without limitation, by the Receiver or Trustee, at any time when they are not in material default in the performance of their respective obligations under the Trustee Voting Agreement, if any of the following occurs: (a) any of the representations or warranties of Nuance under the Trustee Voting Agreement shall not be true and correct in all material respects; (b) Nuance shall not have complied with its covenants to the Receiver and Trustee, respectively, contained in the Trustee Voting Agreement in all material respects; (c) the Plan of Arrangement or Arrangement Agreement is amended, modified or provisions thereof are waived in any way that materially adversely impacts the Receiver or Trustee; (d) Zi fails to mail, on or before May 15, 2009, the proxy circular and any other documentation required to be mailed under applicable law and the interim order of the court pursuant to section 193(4) of the Business Corporations Act (Alberta) made in connection with the Arrangement Agreement, and such failure is the result of either a breach by Nuance of its obligations under the Arrangement Agreement or any of the representations and warranties of Nuance under the Arrangement Agreement not being true and correct in all material respects; or (e) the Plan of Arrangement has not become effective by June 15, 2009, provided, however, that such deadline may be extended by up to thirty (30) calendar days upon the agreement of Nuance and Zi.
     (c) Not applicable.
     (d) Immediately following consummation of the Acquisition, Sub intends to elect by way of shareholder resolution a new slate of directors of Zi, in accordance with the requirements of Canadian law, to hold such position until their resignation or removal or until their successors are duly elected and qualified.
     (e) Other than as a result of the Acquisition described in Item 4 above, not applicable.
     (f) Not applicable.

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     (g) Immediately following consummation of the Acquisition, Nuance intends for the existing Certificate and Articles of Incorporation of Zi to continue to be Zi’s Certificate and Articles of Incorporation, and intends to amend Zi’s existing Bylaws by replacing such provisions appropriate for a public company with those appropriate for a wholly owned subsidiary, and as so amended shall be the Certificate and Articles of Incorporation and Bylaws of Zi until thereafter changed or amended.
     (h)-(i) Upon consummation of the acquisition, Common Shares of Zi will be delisted from both the NASDAQ Capital Market and the Toronto Stock Exchange and registration of the Common Shares under the Exchange Act will be terminated. Further, Zi’s status as a reporting issuer (or equivalent) under Canadian provincial securities legislation will be terminated.
     (j) Other than as described above, Nuance currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Nuance reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer.
     (a) As a result of the Voting Agreements, Nuance may be deemed to be the beneficial owner of the Subject Shares, which constitute approximately 40.8% of the issued and outstanding Common Shares of Zi, based on Zi’s representation, pursuant to the Schedule 14D-9 filed by Zi on December 11, 2008, that there were 50,667,957 Common Shares outstanding as of such date. In addition to the Subject Shares, Nuance is the beneficial owner, and has sole voting and dispositive power with respect to, 1,000 Common Shares, representing less than 1% of the Common Shares of Zi outstanding. As a result, Nuance may be deemed to be the beneficial owner of an aggregate of 20,665,098 Common Shares, representing approximately 40.8% of the issued and outstanding Common Shares of Zi, per the aforementioned assumption as to total outstanding Common Shares.
     (b)  Nuance may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 4 above. However, Nuance is not entitled to any rights as a shareholder of Zi as to the Subject Shares and disclaims any beneficial ownership of the Subject Shares. Nuance does not have the power to dispose of the Subject Shares.
     (c) Neither Nuance nor, to the knowledge of Nuance, any person named in Schedule A has effected any transaction in Common Shares of Zi during the past sixty (60) days.
     (d) To the knowledge of Nuance, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as described in Item 4 above and the agreements incorporated herein by reference and set forth as exhibits hereto, to Nuance’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above and between such persons and any person with respect to any Common Shares of Zi, including, but not limited to, transfer or voting of any of the Common Shares of Zi, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Form of Voting Support Agreement, which has been entered into between Nuance Communications, Inc. and certain directors and officers of Zi Corporation listed on Schedule B hereto.

Exhibit 2.	Voting Support Agreement, dated February 26, 2009, by and among Nuance Communications, Inc., Marty Steinberg, solely in his capacity as the as the court appointed Receiver of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Omnifund, ltd., LSPV, Inc., LSPV, LLC, CLR Associates, LLC, G.H. Associates LLC and Alpha Omega Group, Inc. and the person in control of Lancer Partners, L.P., and Gerald McHale, Jr., as the Liquidating Trustee of Lancer Partners, L.P.

Exhibit 3.	Arrangement Agreement, dated February 26, 2009, by and among Nuance Communications, Inc., Nuance Acquisition ULC, and Zi Corporation (incorporated into this Schedule 13D by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Nuance Communications, Inc. on February 27, 2009).

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SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF NUANCE COMMUNICATIONS, INC.
The following is a list of the directors and executive officers of Nuance, setting forth the name, residence or business address, present position with Nuance and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Nuance. The principal address of Nuance, and unless otherwise indicated below, the current business address for each individual listed below is 1 Wayside Road, Burlington, MA, 01803.

Name of Directors	Present Principal Occupation
Paul A. Ricci	Chairman of the Board of Directors and Chief Executive Officer
Robert J. Frankenberg	Owner of NetVentures 1948 Franklin Rd Ste 201-D, Roanoke, VA 24014
Patrick T. Hackett	Managing Director of Warburg Pincus LLC 466 Lexington Avenue, New York, NY 10017-3147
William H. Janeway	Senior Advisor of Warburg Pincus LLC 466 Lexington Avenue, New York, NY 10017-3147
Katharine A. Martin	Member of Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road, Palo Alto, CA 94304
Mark B. Myers	Retired
Philip J. Quigley	Retired
Robert G. Teresi	Retired

Name of Executive Officers	Present Principal Occupation
Paul A. Ricci	Chairman of the Board of Directors and Chief Executive Officer
Thomas L. Beaudoin	Executive Vice President and Chief Financial Officer
Steven G. Chambers	President, Mobile and Consumer Services Division
Donald W. Hunt	President, Global Sales
John D. Shagoury	Co-President, Imaging and Healthcare Division
Jeanne F. McCann	Co-President, Imaging and Healthcare Division

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SCHEDULE B
NUANCE COMMUNICATIONS, INC.
VOTING AGREEMENTS
THE INFORMATION IN THIS SCHEDULE IS BASED ON INFORMATION
PROVIDED BY ZI TO NUANCE
The following is a list of the beneficial owners of Common Shares of Zi who entered into the Voting Agreements with Nuance on or about February 26, 2009.

	Shares of Zi Common Shares	Percentage of Zi Common Shares
Stockholder	Beneficially Owned	Beneficially Owned
Milos Djokovic	500,000	*
Blair Mullin	50,000	*
Jason Paul	90,000	*
Roland Williams	141,500	*
Andrew Gertler	150,000	*
H. Donald Hyde	337,495	*
Donald Moore	343,695	*
Robert Stefanski	150,000	*
George Tai	183,400	*
Marty Steinberg, solely in his capacity as the Receiver	18,718,008 (1)	36.94%
Total	20,664,098	40.78%

*	Holds less than 1%

(1)	Includes such number of Common Shares of Zi as are expected to be transferred to the Trustee pursuant to the Bankruptcy Plan.

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SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Nuance Communications, Inc.

Date: March 6, 2009.	By:	/s/ Thomas Beaudoin
	Name:	Thomas Beaudoin
	Title:	Chief Financial Officer